Exhibit 4.9

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Set forth below is the description of each class of securities of LifeMD, Inc. (the “Company”) outstanding as of December 31, 2020. The following description summarizes the most important terms of these securities. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and our Bylaws, copies of which have been previously filed with the Securities and Exchange Commission and are incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2020. You should refer to our Certificate of Incorporation, Bylaws and the applicable provisions of the Delaware General Corporation Law for a complete description.

Common stock, par value $0. 01 per share (the “Common Stock”) is the only class of our securities currently registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). Our Common Stock is quoted on the The Nasdaq Stock Market under the symbol “LFMD.”

Authorized Common Stock

Our authorized Common Stock consists of 100,000,000 shares.

Dividend Rights

The holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise. We have not paid and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. We currently expect to retain all future earnings for use in the operation and expansion of our business. The declaration and payment of any cash dividends in the future will be determined by our Board of Directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition and contractual restrictions, if any.

Voting Rights

Each stockholder is entitled to one vote for each share of common stock held by such shareholder.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

The holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the net assets of the Company shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interest.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Worldwide Stock Transfer, LLC, One University Plaza, Suite 505, Hackensack, NJ 07601.